

May 3, 2023

Howard Doong, M.D.
Chief Executive Officer
ABVC BioPharma, Inc.
44370 Old Warm Springs Blvd.
Fremont, CA 94538

       Re: ABVC BioPharma, Inc.
           Registration Statement on Form S-1
           Filed April 24, 2023
           File No. 333-271416

Dear Howard Doong:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed April 24, 2023

Cover Page

1.   We note that you intend to register "up to $3,175,000 shares" of common stock issuable upon conversion of a secured, convertible note at an initial conversion price of $1.05 per share. Please revise to disclose the number of shares being registered, rather than a dollar figure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.